Exhibit 99.1

Can-Fite BioPharma Announces Expected Clinical Activity Milestones through the end of 2013 and Listing on Major US Stock Exchange

Results from Two Clinical Trials at advanced stages is expected in last two weeks of 2013;

•  Conclusion and announcement of final results of Dry Eye Syndrome Phase III trial, with an estimated market share of $2 Billion dollars;

•    Conclusion and announcement of final results of Rheumatoid Arthritis Phase II trial, with an estimated market share of $12 Billion dollars;

The company is seeking to have its ADRs listed on the NYSE MKT prior to publication of the above trials

Petach Tikva, Israel - October 22, 2013 - Can-Fite BioPharma (TASE: CFBI), (OTC:CANFY), a biotechnology company engaged in the development and marketing of molecule drugs that address inflammatory and liver diseases, announced today its expected clinical activity milestones through the end of 2013 as well as its activity to have its American Depository Receipts (ADRs) listed on the NYSE MKT prior to publication of the above trials.

•	Uplisting to NYSE MKT: Following the commencement of trading in Can-Fite's Level II ADRs in the U.S. in September 2013, Can-Fite is now actively seeking to have its ADRs listed on the NYSE MKT, and assumes that this process will be completed shortly prior to the publication of the results in the above two clinical trials.

•	Dry Eye Syndrome Phase III Results: The Company anticipates that during the last 2 weeks of December 2013, it will conclude and announce the results of its Phase III trial for CF101 in the treatment of dry eye syndrome, which is being conducted by OphthaliX Inc. (OTCQB:OLPI), a subsidiary of Can-Fite. The estimated market share of this drug was $1.6 billion in 2010 and is expected to grow to $5.5 billion by 2022.

•	Rheumatoid Arthritis Phase II Results: Can-Fite estimates the results of its Phase II study for its drug CF101 for the treatment of rheumatoid arthritis will be concluded and announced during the last 2 weeks of December 2013. The estimated market share of this drug was $12 billion in 2010 and is expected to grow to $18 billion by 2020.

•	Beyond 2013 – Additional Clinical Trials and timetables: In addition to the study results slated for release in December, Can-Fite is conducting four other trials, including a Phase III trial for Psoriasis and Phase II trials for liver cancer, glaucoma and uveitis.

Professor Pnina Fishman, Can-Fite CEO said today that “we are excited about the imminent completion of two advanced clinical trials this year with respect to two drugs to be used in major markets, which generate a lot of interest among the medical community as well as the global pharmaceutical industry. Subject to successful completion of the clinical trials and regulatory approvals, we believe that listing of our stock at the NYSE MKT will assist the company in preparing for possible marketing and monetizing the business potential of these two crucial drugs, as well as other products being developed by Can-Fite and its subsidiary OphthaliX Inc., which are at advanced stages of clinical development.”

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the “TASE”) (TASE: CFBI). Level II American Depository Receipts of the company are traded on the U.S. Over-the-Counter Markets (the “OTC Markets”) (OTCQB: CANFY). Can-Fite, which commenced business activity in 2000, was founded by Professor Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Professor Fishman serves as the Chief Executive Officer of Can-Fite. Professor Fishman founded Can-Fite on the basis of her scientific findings and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and are suggested as a biological predictive marker. Can-Fite’s lead drug candidate, CF101, is in advanced clinical development for the treatment of autoimmune inflammatory diseases.  Can-Fite’s second drug candidate, CF102, is being developed for the treatment of liver diseases including liver cancer and Hepatitis C.  Can-Fite is highly experienced in clinical trials and as of today, hundreds of patients have participated in such trials conducted by the company. Can-Fite previously licensed its activity in the ophthalmic field to OphthaliX Inc., its subsidiary.